STATE OF WYOMING
Office of the Secretary of State

I, MAX MAXFIELD, Secretary of State of the State of Wyoming, do hereby certify that

AppTech Corp.

a corporation originally organized under the laws of Nevada on October 25, 2006, did on July 18, 2011 apply for a Certificate of Domestication and filed Articles of Domestication in the office of the Secretary of State of Wyoming.

I FURTHER CERTIFY that this corporation has renounced its state or country of organization, and is now organized under the laws of the state of Wyoming and is in good standing as of the date of this certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this Tuesday, July 09, 2013.

Secretary of State

By: Jessica Baldwin